Exhibit 23.4

CONSENT OF MCGEHEE ENGINEERING CORP.

McGehee Engineering Corp. issued a report dated February 7, 2019 relating to estimates of certain coal reserves of Warrior Met Coal, Inc. (the “Company”) as of December 31, 2018 (the “Report”), which is included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2018. We hereby consent to (i) the incorporation by reference of the Report in the Company’s Registration Statement on Form S-3ASR (this “Registration Statement”); (ii) the use in this Registration Statement of the information contained in the Report; and (iii) the references to McGehee Engineering Corp. in this Registration Statement. We further consent to the reference to our firm under the heading “Experts” in this Registration Statement.

McGehee Engineering Corp.

By:	/s/ Sanford M. Hendon

Name:	Sanford M. Hendon
Title:	Vice-President

Dated: October 29, 2019